EXHIBIT (a)(1)(C)

FORM OF ACKNOWLEDGMENT OF RECEIPT OF ELECTION FORM

We have received your election form by which you made the following election with respect to your Eligible Options:

☐ to amend ALL of your Eligible Options

☐ to NOT amend your Eligible Options

If you change your mind, you may change this election before 5:00 p.m., U.S. Eastern Time, on Monday, January 28, 2008 by submitting a new election form by mail to Winston Financial Services, c/o The Children’s Place Benefits, P.O. Box A, Bay Head, NJ 08742, by overnight courier to Winston Financial Services, c/o The Children’s Place Benefits, 1705 Bay Avenue, Point Pleasant, NJ 08742, or by fax at 1-866-841-2565, so that your completed election is received by Winston Financial prior to the deadline. If we extend the Offer beyond the deadline, you may change your election before the extended expiration date of the Offer. Any questions or requests for assistance should be directed to The Children’s Place Benefits Administrator at 1-866-244-8808.

Please note that our receipt of your election form is not by itself an acceptance of your election. For purposes of the Offer, we will be deemed to have accepted Eligible Options with respect to which a proper election has been made and is not properly withdrawn as of the time when we give written or electronic notice to the option holders generally of our acceptance of elections. We may issue this notice of acceptance by press release, e-mail or other methods of communication. Our formal acceptance is expected to take place shortly after the end of the offer period.

THE CHILDREN'S PLACE RETAIL STORES, INC.